

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common shares, par value CHF 0.064 per share of ADC Therapeutics SA under the Exchange Act of 1934.

Sincerely,